Exhibit 99.2

WESTERN SIZZLIN CORPORATION

              , 2006

Dear Stockholder:

On behalf of the Board of Directors of Western Sizzlin Corporation (the “Company”), we are pleased to provide details on the Company’s rights offering to purchase shares of common stock (the “Common Stock”). The Common Stock is being offered at the subscription price of $      per share.

Each beneficial owner of the Company’s Common Stock will receive one subscription right (“Subscription Right”) for each share of Common Stock that it owned on        , 2007 (the “Record Date”). Every two (2) of such Subscription Rights will entitle the beneficial owner to subscribe for one share of Common Stock (“Basic Subscription Privilege”). If, pursuant to the exercise of Subscription Rights, the number of shares of Common Stock that a beneficial owner would be entitled to receive would result in receipt of fractional shares, the aggregate number of shares of Common Stock that such beneficial owner is entitled to purchase will be rounded up to the nearest whole number provided that such beneficial owner fully exercises the rights held and pays the full subscription price. You will not receive cash in lieu of fractional shares.

If you were a stockholder on the Record Date and fully exercise the Basic Subscription Privilege issued to you, you may subscribe for additional shares of Common Stock through the oversubscription privilege (“Oversubscription Privilege”). The maximum number of shares of Common Stock that you may purchase under the Oversubscription Privilege is equal to the number of shares you purchased under the Basic Subscription Privilege. If the Company’s other stockholders receiving rights do not elect to purchase all of the Common Stock offered under their Basic Subscription Privilege, then Common Stock purchased through the Oversubscription Privilege will be allocated pro rata based on the number of shares of Common Stock each eligible subscriber for additional shares of Common Stock has purchased under the Basic Subscription Privilege, as more fully described in the Company’s Prospectus, dated                , 2007.

Enclosed are copies of the following documents:

1.             The Prospectus;

2.             The Instructions for Use of Western Sizzlin Corporation Subscription Certificates;

3.             The Subscription Certificate; and

4.             A return envelope addressed to Continental Stock Transfer & Trust Company, the Subscription Agent.

The Prospectus describes the rights offering and the procedure to follow if you choose to exercise your rights. Please read the Prospectus and other enclosed materials carefully.

Your prompt action is requested. The rights offering will expire at 5:00 p.m., New York City time, on              , 2007, unless extended for up to 15 days (the “Expiration Date”).

To exercise your rights, a properly completed and executed subscription Certificate and payment in full for all of the Common Stock purchased must be delivered to the Subscription Agent as indicated in the Prospectus prior to 5:00 p.m., New York City time, on the Expiration Date.

Additional copies of the enclosed materials may be obtained from the Information Agent, Morrow & Company, Inc., 470 West Avenue, 3rd Floor, Stamford, CT  06902. Their toll-free telephone number is 800-607-0088.

We are pleased to offer you this opportunity and hope that you will consider a further investment in the Company.

Very truly yours,

WESTERN SIZZLIN CORPORATION

Robyn B. Mabe, Chief Financial Officer